Supplement to Prospectus dated
                                                 April 29, 1998
                                                 Rule 424(c)
                                                 SEC File No. 333-47291



August 4, 1998

Dear Prospective Investor:

Please find enclosed the Offering Circular for Southern Heritage Bancorp, Inc., a holding company, and Southern Heritage Bank, a new community bank being formed by a group of local business people. We are proud to be involved in the formation of this new bank, which will serve Hall county and all contiguous counties. We plan to serve our community with the very best in banking resources and the very best in personalized customer service reminiscent of southern hospitality. The bank will be located at the intersection of Georgia 13 and Georgia 53 at Exit 4 of Interstate 985. Southern Heritage Bank will give residents and businesses the opportunity to bank with a locally owned and operated bank, whose success depends on providing quality-banking service to our community.

The organizers are very excited about Southern Heritage Bancorp, Inc. and Southern Heritage Bank and want to give you the opportunity to consider becoming a shareholder. The enclosed prospectus provides details about plans for the bank. Please read this information carefully and direct any questions you may hav3e about the bank to us or any of the organizers.

Investments begin as low as $1,000. To invest, simply attach a check to the subscription agreement included in this circular, payable to Southern Heritage Bancorp, Escrow Account, and return in the enclosed envelope.

In addition, we can refer you to someone to help convert, rollover, or redirect any 401K, IRA or SEP retirement funds into a Self-Direct Custodial IRA that enables you to individually direct your retirement funds to purchase stock.

We encourage your prompt review of these materials. This offering is for a limited number of shares, and after these are sold, all additional subscriptions will be returned.

Sincerely,



Gary H. Anderson            Jeanie Bridges              Christopher D. England
President and               Senior Vice President       Senior Vice President
Chief Executive             Chief Operations            Chief Lending Officer
Officer                     Officer